OFI CARLYLE PRIVATE CREDIT FUND

6803 South Tucson Way

Centennial, Colorado 80112

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Ganley

Re: OFI Carlyle Private Credit Fund

Application for Withdrawal of Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-2

File Numbers: Nos. 333-222106; 811-23319

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the OFI Carlyle Private Credit Fund (the “Fund”) hereby requests withdrawal of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File Nos. Nos. 333-222106; 811-23319) under the 1933 Act (the “Amendment”) filed on April 27, 2018, accession number 0001723408-18-000021.

The Fund is making this application for withdrawal due to an administrative error. The Amendment has not yet become effective and no securities were issued or sold pursuant to the Amendment.

If you have any questions, please feel free to contact Richard Horowitz of Dechert LLP, counsel to the Fund, by telephone at 212.698.3525 or by email at richard.horowitz@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

OFI Carlyle Private Credit Fund

By:	/s/ Joseph Benedetti
	Name:	Joseph Benedetti
	Title:	Chief Legal Officer and Secretary